                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. ___)

                               i-STAT Corporation

                                (Name of Issuer)

                     Common Stock, par value $0.15 per share

                         (Title of Class of Securities)

                                    450312103

                                 (CUSIP Number)

Jose M. de Lasa                                     with a copy to:
Senior Vice President, Secretary                    James T. Lidbury
and General Counsel                                 Mayer, Brown & Platt
Abbott Laboratories                                 190 South LaSalle Street
100 Abbott Park Road                                Chicago, Illinois 60603
Abbott Park, Illinois 60064-3500                             (312) 782-0600
(847) 937-6100

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 3, 1998
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (Continued on following pages)
                              (Page 1 of 16 Pages)

CUSIP NO.: 450312103                                    13D
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                    Abbott Laboratories (# 36-0698440)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Illinois

                           7        SOLE VOTING POWER
                                    2,000,000 shares of common stock
NUMBER OF
SHARES                     8        SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           2,000,000 shares of common stock
PERSON
WITH                       10       SHARED DISPOSITIVE POWER
                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           2,000,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           11.5%

14       TYPE OF REPORTING PERSON
                           CO


                                                              Page 2 of 16 Pages

ITEM 1.           SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.15 per share (the "Common Stock") of i-STAT Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 303A College Road East, Princeton, New Jersey 08540.

ITEM 2.           IDENTITY AND BACKGROUND


         (a)-(c)This statement is being filed by Abbott Laboratories, an Illinois corporation ("Abbott"). Abbott's principal offices are located at 100 Abbott Park Road, Abbott Park, Illinois 60064. Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products and services. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth on Schedule 1 hereto.

         (d)-(e)To the knowledge of Abbott, neither Abbott nor any of the persons specified in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)    See (a) - (c) above.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price for the 2,000,000 shares of Common Stock (the "Shares") subject to the Common Stock Purchase Agreement dated as of August 3, 1998 between the Issuer and Abbott (the "Stock Purchase Agreement") will be $22,700,000. The anticipated source of the funds required to purchase the Shares is the working capital of Abbott.

ITEM 4.           PURPOSE OF THE TRANSACTION

         On August 3, 1998, the Issuer and Abbott executed the Stock Purchase Agreement, a Standstill Agreement (the "Standstill Agreement"), a Funded Research & Development and License Agreement (the "Research Agreement") and a Marketing and Distribution Agreement (the "Distribution Agreement"). At the closing under the Stock Purchase Agreement, the Issuer and Abbott will also enter into a Registration Rights Agreement (the "Registration Rights


                                                              Page 3 of 16 Pages

Agreement" and together with the Stock Purchase Agreement, the Standstill Agreement, the Research Agreement and the Distribution Agreement, the "Alliance Agreements").

         The closing under each of the Alliance Agreements is conditioned upon the closing under each of the other Alliance Agreements (which closings are collectively referred to as the "Closing") and is expected to occur on or before the fifth business day after the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and satisfaction or waiver of applicable closing conditions, including, without limitation, the receipt by each party of all authorizations, waivers, consents, approvals, licenses, franchises, and permits by or of all persons necessary or advisable for the execution, delivery, and performance of the Alliance Agreements.

         The purpose of the Alliance Agreements is to establish a long-term sales, marketing, and research alliance between the Issuer and Abbott.

         Pursuant to the terms of the Research Agreement, the Issuer will conduct research and will develop products primarily to be commercialized by Abbott. Such research and development will be funded by Abbott and Abbott will have exclusive worldwide commercialization rights to the products developed under the Research Agreement. The parties have identified two initial projects to pursue under the Research Agreement, including the research and development of tests useful in the diagnosis and treatment of myocardial infarction and coronary artery disease.

        Issuer and Abbott will jointly own the intellectual property which is developed during the course of work performed under the Research Agreement. In addition, Abbott will license certain of its intellectual property to the Issuer which is necessary to develop and manufacture the products contemplated by the Research Agreement.

        The Research Agreement terminates upon expiration or termination of the Distribution Agreement, unless earlier terminated as provided therein. Upon expiration or early termination of the Research Agreement, both the Issuer and Abbott will be permitted to distribute the products developed under the Research Agreement in the territory covered by the Distribution Agreement.

        Under the Distribution Agreement, Abbott will become, subject to the existing rights of the Issuer's other international distributors, the exclusive worldwide distributor of the Issuer's handheld blood analyzer products (including cartridges) and any new products the Issuer may develop for use in the professionally attended human healthcare delivery market. Upon expiration of such other distributors' rights, Abbott's rights will become exclusive worldwide. Abbott will also have a right of first negotiation in the event that the Issuer determines to grant to a third party the right to distribute any of the Issuer's products in the consumer self-testing market.


                                                              Page 4 of 16 Pages

        The Distribution Agreement provides that Abbott will not market, distribute or sell competitive products during the term of the Distribution Agreement.

        Under the Distribution Agreement, Abbott will assume the Issuer's product sales to U.S. customers (the "Base Business") at no profit to Abbott, and the Issuer and Abbott will share in the incremental profits derived from the product sales beyond the Base Business. Abbott will make prepayments to the Issuer during the first three years of the Distribution Agreement as guaranteed future gross margin to the Issuer on such incremental sales. Such prepayments of future gross margin will be repaid by the Issuer to Abbott as a credit against actual purchases by Abbott of incremental units above the Base Business. The parties expect that distribution under the Distribution Agreement will commence in the United States on January 1, 1999.

        The Distribution Agreement expires on December 31, 2003, subject to automatic extensions for additional one-year periods, unless either party provides the other with at least 12 months prior written notice, except that the Issuer may terminate the Distribution Agreement on or after December 31, 2001 if Abbott fails to achieve the three-year milestone minimum growth rate in sales of the Issuer's products covered by the Distribution Agreement. If the Distribution Agreement is terminated, other than (i) by the Issuer for cause or for Abbott's failure to achieve the three-year milestone minimum growth rate; or (ii) by Abbott if Abbott delivers the requisite notice terminating the Distribution Agreement after the initial term, then, the Issuer will be obligated to pay to Abbott a one-time termination fee calculated to compensate Abbott for a portion of its costs in undertaking the distribution relationship, and residual payments for five years following termination based on a percentage of Abbott's net sales of the Issuer's products during the final twelve months of the Distribution Agreement. In the event that such termination occurs within the first three years of the Distribution Agreement, the Issuer also must refund Abbott for any gross margin prepayments made and not yet credited to Abbott at the time of such termination.

        Abbott intends to monitor its interests in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Subject to the limitations set forth in the Stock Purchase Agreement and the Standstill Agreement, Abbott may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer's business, operations, or other affairs with the Issuer's management, board of directors, shareholders or others or take such other actions as Abbott may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 or in Item 6 below, Abbott has no present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.


                                                              Page 5 of 16 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

        (a) Abbott may be deemed to be the beneficial owner of the 2,000,000 Shares which are subject to the Stock Purchase Agreement. Upon issuance, the Shares will represent 11.5% of the total outstanding shares of Common Stock.

        (b) After the Closing, Abbott will have the sole power to vote and to dispose of all 2,000,000 of the Shares.

        (c) Other than the execution of the Stock Purchase Agreement on August 3, 1998, Abbott has not effected any transactions in the Common Stock in the past 60 days.

        (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Reference is made to Item 4 above.

        The following summaries of the principal terms of the Stock Purchase Agreement, the Standstill Agreement and the Registration Rights Agreement do not purport to be complete and reference is made to the full text of such agreements which are filed as exhibits to this statement and are incorporated herein by this reference.

A.      Stock Purchase Agreement

        The Stock Purchase Agreement obligates Abbott to buy and the Issuer to sell, at Closing, 2,000,000 shares of Common Stock (the "Shares"), at a price of $11.35 per Share, for an aggregate purchase price of $22,700,000. The Shares will represent, after issuance, approximately 11.5% of the outstanding voting securities of the Issuer.

        The Stock Purchase Agreement provides that, as long as Abbott owns at least 10% of the outstanding voting securities of the Issuer, Abbott will be entitled to designate one of its employees, who is approved by the Issuer, to have visitation rights to all proceedings of the Issuer's Board of Directors (the "Board"), other than executive sessions and meetings of any committees of the Board. The Stock Purchase Agreement contains certain limitations on the manner in which Abbott may vote the Shares or any other voting securities of the Issuer held by it.

        Under the Stock Purchase Agreement, the Issuer has approved Abbott's acquisition of up to 25% of the Issuer's outstanding voting securities under the Issuer's Stockholder Protection Agreement (the "Rights Agreement") and under Delaware General Corporation Law Section 203 (with respect to transactions with "interested stockholders," i.e., holders of


                                                              Page 6 of 16 Pages

15% or more of the Issuer's voting securities). This right, however, is subject to the Standstill Agreement, discussed below. In addition, if the Issuer allows any person (other than an institutional investor) to acquire more than 25% of the Issuer's voting securities and the Issuer takes action to cause its Rights Agreement not to apply to such person, the Issuer must also allow Abbott to acquire the same percentage ownership amount and must take action to cause the Rights Agreement not to apply to that extent.

        Under the Stock Purchase Agreement, in certain circumstances, if the issuance of voting stock by the Issuer to a third party causes Abbott's ownership percentage of the Issuer's then outstanding voting securities to be reduced, Abbott will have the right to purchase additional voting securities from the Issuer on the same terms offered to such third party in order to restore Abbott's ownership percentage to the level of ownership immediately prior to such issuance. This right is subject to the Standstill Agreement and does not apply to awards or grants of Issuer voting securities under its compensatory benefit plans.

        The Stock Purchase Agreement provides the Issuer with a right of first refusal to purchase the Shares, and the Issuer may assign such right to a third party.

        Pursuant to the Stock Purchase Agreement, Abbott may not sell more than 200,000 of the Shares in any 3-month period (except in a registered offering) and, in connection with any sale, has agreed to use its best efforts to effect as wide a distribution as reasonably practicable, including, but not limited to, avoiding selling to any buyer that would own more than 5% of the Issuer's voting securities after the sale.

        The Stock Purchase Agreement requires the Issuer to give Abbott written notice of the occurrence or announcement of certain change in control and other events, including the acquisition by a third party of 5% or more of the Issuer's voting securities, the announcement of friendly tender offers and the commencement of proxy election contests. In addition, the Issuer must notify Abbott if, under the Issuer's existing agreements with Hewlett-Packard Company ("HP"), the Issuer notifies HP of its intent to effectuate a merger, business combination or sale of all or substantially all of the Issuer's assets which would trigger a 30-day exclusive negotiating period with HP.

        The Stock Purchase Agreement terminates when Abbott holds less than 1,000,000 shares of Common Stock (adjusted for stock splits, combinations and other recapitalizations). In addition, either party may terminate the Stock Purchase Agreement if the other party has materially violated or failed to perform any of its respective covenants or agreements under the Stock Purchase Agreement or if the Closing does not occur within 130 days of the date of the Stock Purchase Agreement.


                                                              Page 7 of 16 Pages

B.      Standstill Agreement

        The Standstill Agreement provides that until one year after the end of the initial term of the Distribution Agreement, unless earlier terminated as discussed below, Abbott will not, without the prior consent of the Issuer (i) acquire or propose to acquire more than 25% of the voting securities of the Issuer, other than in certain enumerated circumstances; (ii) propose to enter into any merger or business combination involving the Issuer or to purchase a material portion of the assets of the Issuer; (iii) request that the Issuer take any action which might require the Issuer to make a public announcement regarding the possibility of a business combination or merger involving the Issuer or sale of a material portion of the assets of the Issuer; or (iv) make any "solicitation" of "proxies", or vote or become a "participant" in any "election contest" (as such terms are defined in Regulation 14A of the Securities Exchange Act of 1934, as amended). In addition, Abbott may not, as part of or together with any other group, acquire or propose to acquire any voting securities of the Issuer, if immediately after such acquisition, such persons, in the aggregate, would beneficially own more than 45% of the Issuer's voting securities.

        The Standstill Agreement will terminate if (i) the Issuer materially breaches any of the Alliance Agreements; (ii) a third party (other than an institutional investor or HP) acquires or has the right to acquire 15% or more of the voting securities of the Issuer; (iii) HP acquires voting securities which results in HP beneficially owning over 25% of the Issuer's voting securities and the Issuer takes action to cause its Rights Agreement not to apply thereto; (iv) the Issuer executes a definitive agreement with respect to a transaction which would result in its then current stockholders owning less than a majority of the Issuer's voting securities or involving a sale of all or substantially all of the Issuer's assets; (v) a third party makes a tender or exchange offer to purchase the Issuer's voting securities and the Issuer takes action to cause the Rights Agreement not to apply, responds favorably or responds neutrally; (vi) at least a majority of the Issuer's directors is sought to be removed as a result of a proxy contest; or (vii) the Stock Purchase Agreement has been terminated in accordance with its terms without the Closing having occurred.

C.      Registration Rights Agreement

        Under the Registration Rights Agreement, and subject to the conditions and limitations set forth therein, the Issuer will agree to register with the Securities aud Exchange Commission for public sale, the Shares upon request by Abbott (the "Demand Rights"). The Issuer is not obligated to file a registration statement for the Shares (i) if for less than 1,000,000 shares or for shares with an aggregate value of less than $15,000,000 (unless such shares represent all of the Shares then held by Abbott); (ii) within 12 months after closing of any other registration of the Issuer's Common Stock; or (iii) within 180 days after HP has requested registration. In addition, Abbott is not entitled to Demand Rights within 180 days of the Issuer's determination to register its shares in an underwritten public offering or in connection with a strategic transaction.


                                                              Page 8 of 16 Pages

        The securities entitled to be registered exclude any securities that may be freely sold under Rule 144. Abbott shall also have the right to include all or a portion of its voting securities of the Issuer in a registration for the account of the Issuer or the account of other security holders exercising their respective registration rights (the "Piggyback Rights"). Both the Demand Rights and the Piggyback Rights are subject to certain rights previously granted to HP.

        The Demand Rights and Piggyback Rights may be transferred or assigned in connection with any transfer or assignment of registrable securities by Abbott, other than in a sale under Rule 144 or a registration effected pursuant to a demand registration or piggyback registration of Abbott, provided that the transferee or assignee agrees to be bound by the provisions of the Registration Rights Agreement.

        The Demand Rights and Piggyback Rights terminate at such time as Abbott can sell all of its remaining registrable securities within a single three month period pursuant to Rule 144 under the Securities Act of 1933, as amended.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.              Description

99(a)(1)        Stock Purchase Agreement dated as of August 3, 1998.

99(a)(2)        Standstill Agreement dated as of August 3, 1998.

99(a)(3)        Form of Registration Rights Agreement


                                                              Page 9 of 16 Pages

                                   SCHEDULE 1

                  Information Concerning Executive Officers and
                        Directors of Abbott Laboratories

        The current corporate officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is: Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-3500. Abbott Laboratories does not consider all of its corporate officers TO be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories, and the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.

                                   POSITION/PRESENT PRINCIPAL
                                   OCCUPATION OR EMPLOYMENT
NAME                               AND BUSINESS ADDRESS                                 CITIZENSHIP

CORPORATE OFFICERS
------------------
Duane L. Burnham(1)                 Chairman of the Board and Chief Executive             U.S.A.
                                    Officer

Thomas R. Hodgson(1)                President and Chief Operating Officer                 U.S.A.

Paul N. Clark(1)                    Executive Vice President                              U.S.A.

Robert L. Parkinson, Jr.(1)         Executive Vice President                              U.S.A.

Miles D. White(1)                   Executive Vice President                              U.S.A.

Joy A. Amundson(1)                  Senior Vice President, Ross Products                  U.S.A.

Thomas D. Brown(1)                  Senior Vice President, Diagnostic                     U.S.A.
                                    Operations

Gary P. Coughlan(1)                 Senior Vice President, Finance and Chief              U.S.A.
                                    Financial Officer

Jose M. de Lasa(1)                  Senior Vice President, Secretary and                  U.S.A.
                                    General Counsel

William G. Dempsey(1)               Senior Vice President, Chemical and                   U.S.A.
                                    Agricultural Products


                                                             Page 10 of 16 Pages

CORPORATE OFFICERS
Continued

Richard A. Gonzalez(1)              Senior Vice President, Hospital Products            U.S.A.

Arthur J. Higgins(1)                Senior Vice President, Pharmaceutical               United Kingdom
                                    Operations

Ellen M. Walvoord(1)                Senior Vice President, Human Resources              U.S.A.

Josef Wendler(1)                    Senior Vice President, International                Germany
                                    Operations

Catherine V. Babington(1)           Vice President, Investor Relations and              U.S.A.
                                    Public Affairs

Patrick J. Balthrop                 Vice President, Diagnostic Commercial               U.S.A.
                                    Operations

Mark E. Barmak                      Vice President, Litigation and Government           U.S.A.
                                    Affairs

Christopher B. Begley               Vice President, MediSense Operations                U.S.A.

Douglas C. Bryant                   Vice President, Diagnostic Operations,              U.S.A.
                                    Asia and Pacific

Gary R. Byers(1)                    Vice President, Internal Audit                      U.S.A.

Thomas F. Chen                      Vice President, Pacific, Asia, and Africa           U.S.A.
                                    Operations

Kenneth W. Farmer(1)                Vice President, Management Information              U.S.A.
                                    Services and Administration

Edward J. Fiorentino                Vice President, Pharmaceutical Products,            U.S.A.
                                    Marketing and Sales

Thomas C. Freyman(1)                Vice President and Treasurer                        U.S.A.

David B. Goffredo                   Vice President, European Operations                 U.S.A.


                                                             Page 11 of 16 Pages

CORPORATE OFFICERS
Continued

Guillermo A. Herrera                Vice President, Latin America and Canada            Colombia
                                    Operations

Jay B. Johnston                     Vice President, Diagnostic Assays and               U.S.A.
                                    Systems

James J. Koziarz                    Vice President, Diagnostic Products                 U.S.A.
                                    Research and Development

John F. Lussen(1)                   Vice President, Taxes                               U.S.A.

Edward L. Michael                   Vice President, Diagnostic Operations,              U.S.A.
                                    Europe, Africa, and Middle East

Theodore A. Olson(1)                Vice President and Controller                       U.S.A.

Andre G. Pernet                     Vice President, Pharmaceutical Products             U.S.A.
                                    Research and Development

William H. Stadtlander              Vice President, Ross Medical Nutritional            U.S.A.
                                    Products

Marcia A. Thomas(1)                 Vice President, Corporate Quality                   U.S.A.
                                    Assurance and Regulatory Affairs

H. Thomas Watkins(1)                Vice President, Abbott HealthSystems                U.S.A.

Steven J. Weger, Jr.(1)             Vice President, Corporate Planning and              U.S.A.
                                    Development

Susan M. Widner                     Vice President, Diagnostic Operations,              U.S.A.
                                    U.S. and Canada

Lance B. Wyatt(1)                   Vice President, Corporate Engineering               U.S.A.


                                                             Page 12 of 16 Pages

                                    POSITION/PRESENT PRINCIPAL
                                    OCCUPATION OR EMPLOYMENT
NAME                                AND BUSINESS ADDRESS                                  CITIZENSHIP


DIRECTORS
---------
K. Frank Austen, M.D.               Professor of Medicine, Harvard Medical                U.S.A.
                                    School
                                      Smith Building, Room 638
                                      One Jimmy Fund Way
                                      Boston, Massachusetts 02115

Duane L. Burnham                    Officer of Abbott                                     U.S.A.

Paul N. Clark                       Officer of Abbott                                     U.S.A.

H. Laurance Fuller                  Chairman and Chief Executive Officer                  U.S.A.
                                      Amoco Corporation
                                      200 East Randolph Drive
                                      Mail Code 3000
                                      Chicago, Illinois 60601
                                      (integrated petroleum and chemicals
                                      company)

Thomas R. Hodgson                   Officer of Abbott                                     U.S.A.

David A. Jones                      Chairman of the Board                                 U.S.A.
                                      Humana Inc.
                                      500 W. Main Street
                                      Humana Building
                                      Louisville, Kentucky 40202
                                      (Health Plan Business)

The Rt. Hon- the Lord               British Member of Parliament                          United Kingdom
Owen CH                               25 Queen Anne's Gate
                                      Westminster, London
                                      SW l H 9BU, England

Robert L. Parkinson, Jr.            Officer of Abbott                                     U.S.A.


                                                             Page 13 of 16 Pages

DIRECTORS - Continued
---------------------

Boone Powell, Jr.                     President and Chief Executive Officer               U.S.A.
                                      Baylor Health Care System and
                                      Baylor University Medical Center
                                      3500 Gaston Avenue
                                      Dallas, Texas 75246

Addison Barry Rand                  Executive Vice President                              U.S.A.
                                      Xerox Corporation
                                      800 Long Ridge Road
                                      Stamford, Connecticut 06904-1600
                                      (document processing, insurance and
                                      financial services company)

Dr. W. Ann Reynolds                 President
                                      Office of the President                             U.S.A.
                                     The University of Alabama at Birmingham
                                     Suite 1070 Administration Building
                                     701 S. 29th Street
                                     Birmingham, Alabama 35294-0110

Roy S. Roberts                      Vice President                                        U.S.A.
                                     General Motors Corporation, and
                                     General Manager, Pontiac-GMC Division
                                     100 Renaissance Center
                                     Mail Code 482-A30-D IO
                                     Detroit, Michigan 48243
                                     (manufacturer of motor vehicles)

William D. Smithburg                Retired Chairman, President and Chief                 U.S.A.
                                    Executive Officer The Quaker Oats Company
                                      676 N. Michigan Avenue Suite 3860 Chicago,
                                      Illinois 60611 (worldwide food
                                      manufacturer and marketer of beverages and
                                      grain-based products)


                                                             Page 14 of 16 Pages

DIRECTORS - Continued
---------------------

John R. Walter                      Former President and Chief                              U.S.A.
                                    Operating Officer, AT&T Corporation
                                      100 South Wacker Drive
                                      Suite 2100
                                      Chicago, Illinois 60606

William L. Weiss                    Chairman Emeritus, Ameritech Corporation                U.S.A.
                                      One First National Plaza
                                      Suite 2530C
                                      Chicago, Illinois 60603-2006
                                      (telecommunications company)

Miles D. White                        Officer of Abbott                                     U.S.A.

(1) Pursuant to Item 401(b) of Regulation S-K Abbott has identified these persons as "executive officers" within the meaning of Item 401(b).


                                                             Page 15 of 16 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 1998


                                               ABBOTT LABORATORIES


                                               By:   /s/ Miles D. White
                                                     --------------------------
                                               Name: Miles D. White
                                               Title: Executive Vice President


                                                             Page 16 of 16 Pages